

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2025

J. Michael McGillis
Chief Financial Officer
Claros Mortgage Trust, Inc.
60 Columbus Circle, 20th Floor
New York, NY 10023

      Re: Claros Mortgage Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-40993

Dear J. Michael McGillis:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction